SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PACKETEER, INC.

(Name of subject company (Issuer))

BLUE COAT SYSTEMS, INC.

COOPER ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	695210104
(Title of classes of securities)	(CUSIP number of common stock)

Brian M. NeSmith

President and Chief Executive Officer

BLUE COAT SYSTEMS, INC.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly, Esq.

Sarah K. Solum, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$291,055,071	$11,438

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase This amount assumes the purchase of 32,917,206 shares of common stock of Packeteer, Inc. outstanding as of March 31, 2008 (which amount includes all 36,476,323 outstanding shares of common stock of Packeteer, Inc. other than the 3,559,117 shares of common stock owned by Blue Coat Systems, Inc.), outstanding options with respect to 6,688,252 shares, outstanding warrants with respect to 45,000 shares, outstanding restricted share units with respect to 803,714 shares, and outstanding performance-based restricted share units with respect to 539,500 shares, in each case as of March 31, 2008, as represented by Packeteer, Inc. in the merger agreement in respect of the transaction.
(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,438	Filing Party:	Blue Coat Systems, Inc., Cooper Acquisition, Inc.

Form of Registration No.:	Schedule TO	Date Filed:	May 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by (i) Blue Coat Systems, Inc., a Delaware corporation (“Blue Coat”), and (ii) Cooper Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Blue Coat (the “Purchaser”) on May 1, 2008. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share and the associated preferred stock purchase rights (together, the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.10 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were attached to and previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Power Point presentation titled “Packeteer acquisition strategy: A product overview”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008

COOPER ACQUISITION, INC.

By:	/s/ Betsy E. Bayha
Name:
Title:

BLUE COAT SYSTEMS, INC.

By:	/s/ Betsy E. Bayha
Name:
Title:

EXHIBIT INDEX

(a)(1)(i)†	Offer to Purchase, dated May 1, 2008.*

(a)(1)(ii)†	Form of Letter of Transmittal.*

(a)(1)(iii)†	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)†	Form of Summary Advertisement as published on May 1, 2008 in The Wall Street Journal.

(a)(5)(i)	Press Release issued by Blue Coat on April 21, 2008. (1)

(a)(5)(ii)	Power Point presentation titled “Packeteer acquisition strategy: A product overview”

(b)(1)	Note Purchase Agreement, dated April 20, 2008, among Blue Coat, Manchester Securities Corp. and Francisco Partners II, L.P. (2)

(b)(2)	Form of Note. (3)

(b)(3)	Form of Warrant. (4)

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 20, 2008, among Blue Coat, the Purchaser and the Company. (5)

(d)(2)	Form of Tender and Support Agreement, dated April 20, 2008, among Blue Coat, the Purchaser and each stockholder party thereto. (6)

(d)(3)	Stock Purchase Agreement, dated April 20, 2008, among Blue Coat, The Liverpool Limited Partnership and Elliott International, L.P. (7)

(d)(4)	Amendment No. 1 to Rights Agreement, dated April 20, 2008, between the Company and Computershare Trust Company, N.A. (8)

(d)(5)†	Two Way Non-Disclosure and Confidentiality Agreement, dated October 28, 2007, between Blue Coat and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.
†	Previously filed on the Schedule TO.
(1)	Incorporated by reference to the Schedule TO-C filed by Blue Coat and the Purchaser on April 21, 2008.
(2)	Incorporated by reference to Exhibit 10.01 to the Form 8-K filed by Blue Coat on April 23, 2008.
(3)	Incorporated by reference to Exhibit 4.01 to the Form 8-K filed by Blue Coat on April 23, 2008.
(4)	Incorporated by reference to Exhibit 10.03 to the Form 8-K filed by Blue Coat on April 23, 2008.
(5)	Incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Blue Coat on April 23, 2008.
(6)	Incorporated by reference to Exhibit 2.02 to the Form 8-K filed by Blue Coat on April 23, 2008.
(7)	Incorporated by reference to Exhibit 10.02 to the Form 8-K filed by Blue Coat on April 23, 2008.
(8)	Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company on April 22, 2008.